Exhibit 99.1

CANTERBURY PARK HOLDING CORPORATION REPORTS

2022 FOURTH QUARTER RESULTS

Shakopee, MN – March 20, 2023 – Canterbury Park Holding Corporation (“Canterbury” or the “Company”) (NASDAQ: CPHC), today reported financial results for the fourth quarter and full year ended December 31, 2022.

($ in thousands, except per share data and percentages)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2022	2021	Change(3)	2022	2021	Change
Net revenues (2)	$13,119	$13,955	-6.0%	$66,824	$60,400	10.6%

Net income (2)	$1,063	$6,620	-83.9%	$7,513	$11,798	-36.3%

Adjusted EBITDA(3)	$2,687	$3,360	-20.0%	$15,141	$13,471	12.4%

Basic EPS	$0.22	$1.38	-84.1%	$1.55	$2.47	-37.2%
Diluted EPS	$0.22	$1.37	-83.9%	$1.54	$2.44	-36.9%

(1)

Financial results for the twelve-month period ended December 31, 2021 reflected the impact of the COVID-19 pandemic, including the state-mandated closure of Canterbury Park from January 1, 2021 through January 10, 2021 and the re-opening on January 11, 2021 with a capacity limitation of 150 guests per designated area; the capacity limitation was subsequently increased on February 13, 2021 to 250 guests per designated area; remaining restrictions were lifted in late May 2021. Results for the three month periods ended December 31, 2022 and December 31, 2021 and the twelve months ended December 31, 2022 reflected no closures or capacity limitations.

(2)

Net revenues and net income for the twelve-month period ended December 31, 2021 include $0.5 million in grant funds received as a result of the Minnesota COVID-19 relief package. Net income for the three and twelve-month period ended December 31, 2021 included the impact of a $6.3 million Employee Retention Credit as part of the CARES and American Rescue Plan Acts.

(3)

Adjusted EBITDA, a non-GAAP measure, excludes certain items from net income, a GAAP measure. Non-GAAP financial measures are not intended to be considered in isolation from, a substitute for, or superior to GAAP results. Definitions, disclosures, and reconciliations of non-GAAP financial information are included later in the release.

Management Commentary

“Canterbury Park finished 2022 with strong fourth quarter financial results that continue to demonstrate the revenue, Adjusted EBITDA and margin growth profile we have established compared to pre-pandemic periods. Revenue and Adjusted EBITDA of $13.1 million and $2.7 million, respectively, both reached the second highest ever level for a fourth quarter period following the record quarter last year, which we believe benefitted from stimulus payments to consumers and pent-up demand following a period of closures,” said Randy Sampson, President and Chief Executive Officer of Canterbury. “In particular, our fourth quarter performance reflected strong Casino results, with revenue up more than 8% compared to the same period in 2019 as we continue to benefit from solid visitation and spend per customer trends.

“The measures we have taken to improve our operating efficiency and focus on generating profitable revenue have delivered substantial margin improvements from our pre-covid operations. For the 2022 fiscal year, Adjusted EBITDA as a percentage of total revenue was a record 23%, resulting in record Adjusted EBITDA of $15.1 million. This compares to 2019 Adjusted EBITDA as a percentage of total revenue of 11% and Adjusted EBITDA of $6.4 million. We continue to actively manage our operating practices and cost structure. While the current inflationary and increased wage environment will mitigate some of the benefits of these initiatives, we are confident we have the right strategies in place to sustain strong margins going forward.

“As part of our efforts to position Canterbury to benefit from potential new growth opportunities, following good-faith discussions regarding options for a continued partnership with our tribal partner, at the end of 2022, the CMA expired by its terms, which included the racing purse enhancement and marketing agreement that had been in place for ten years. We believe that legislative discussions around sports betting and other gaming options must consider both racetracks and tribal casinos playing an important role as plans are developed for additional legalized gaming in the state. As such, we are actively advocating for Canterbury to be part of the dialogue around potential gaming expansion in Minnesota.

“Progress on the development of Canterbury Commons™ continued in the 2022 fourth quarter and in the first months of 2023. Upon the expected near-term completion of the sale of approximately 40 acres of land to Swervo Development Corporation (“Swervo”) for use in the development of a state-of-the-art, 19,000-seat amphitheater, we will have completed transactions with development partners that account for approximately 75% of the 140 total developable acres across the Canterbury Commons site. We are very pleased with the significant progress we have made to date on transforming Shakopee and Canterbury Commons into the best place to live, stay, work and play in the greater Minneapolis region. This significant progress is aligned with our long-term vision to monetize the value of our excess land and drive visitation and spend to our property.

“We enter 2023 with a strong foundation in place to continue generating consistent revenue and Adjusted EBITDA growth. In addition, we have an excellent balance sheet with no long-term debt, approximately $13 million of unrestricted cash, and notable income tax and TIF receivables. Our balance sheet and strong cash flow enable us to return capital to shareholders through our quarterly cash dividend while also positioning Canterbury to concurrently review potential transactions that would diversify and grow our operations. As we begin 2023, we are confident that the best days for the Company are still ahead as Canterbury has never been better positioned to grow and drive long-term value for our shareholders.”

Canterbury Commons Development Update

The Company expects to complete the sale of approximately 40 acres in the northeast corner of the property to Swervo in connection with their development of a state-of-the-art, 19,000-seat amphitheater in the near future. The project has received requisite state and local approvals and Swervo is expected to begin construction upon closing of the sale, with an anticipated opening in 2024. Additionally, the Company has finalized its stable area improvement plan and has begun the first phase of the barn relocation and redevelopment process.

Progress on Greystone Construction’s (“Greystone”) construction of an 11,000 square-foot brewery, taproom (Badger Hill) and Mexican restaurant (Bravis Modern Street Food) which includes outdoor patio space, continues with the restaurants scheduled to open in early Summer 2023. In addition, Greystone expects to break ground on the development of the Next Steps Learning Center preschool in Spring 2023 with an expected construction time of approximately nine months.

Development of Phase II of Doran Companies’ upscale Triple Crown Residences at Canterbury Park continues with the parking garage now completed and a certificate of occupancy for some of the units anticipated in Fall 2023.

Pulte Homes of Minnesota has sold 35 units of the 63-unit first phase of its new row home and townhome residences, with a total of 46 of these 63 units already completed and pads for the remaining 17 homes in the first phase now available. Pulte expects to initiate the development of the 45-unit second phase this Spring. Adjacent to Pulte’s development, Lifestyle Communities continues pre-sales for its Artessa at Canterbury Park cooperative community, which will feature a 56-unit, four-story building with over 5,000 square feet of amenity spaces. Construction is expected to begin in Spring 2023. Construction on the 147 units of senior market rate apartments under the Omry brand is underway with first occupancy expected in Fall 2023.

Developer and partner selection for the remaining 40 acres of Canterbury Commons continues, with Canterbury management expecting approximately 20 acres to be devoted to an entertainment district. Additional uses for the remaining acres will include potential office, retail, hotel and restaurant development. Canterbury expects to make additional new partner announcements in the future.

Summary of 2022 Fourth Quarter Operating Results

Net revenues for the three months ended December 31, 2022 decreased 6% to $13.1 million, compared to $14.0 million for the same period in 2021. The year-over-year decrease is primarily related to a 10% decrease in Casino revenues due to lower spend per visit. Pari-mutuel, food and beverage, and other revenues all generated increases due to the continued return to more normalized operations and special events.

Operating expenses for the three months ended December 31, 2022 were $11.8 million, an increase of $6.8 million, or 139%, compared to $4.9 million for the same period in 2021. Included in the three months ended December 31, 2021 was a $6.3 million Employee Retention Credit which the Company recognized as a reduction to overall operating expenses. Excluding the Employee Retention Credit, operating expenses for the three months ended December 31, 2022 increased approximately $0.5 million, or 5%, compared to the same period in 2021. The year-over-year increase in operating expenses was primarily due to higher labor and advertising costs as well as increased costs reflecting the current inflationary environment.

The Company recorded a loss from equity investment of $0.3 million for the three months ended December 31, 2022 compared to a loss from equity investment of $0.7 million in the three months ended December 31, 2021. The loss from equity investments in both periods was primarily related to the Company’s share of depreciation, amortization, and interest expense from the Doran Canterbury joint ventures.

The Company recorded income tax expense of $0.3 million for the three months ended December 31, 2022 compared to income tax expense of $1.9 million for the three months ended December 31, 2021.

The Company recorded net income of $1.1 million, or diluted earnings per share of $0.22, for the three months ended December 31, 2022 compared to net income and diluted earnings per share for the three months ended December 31, 2021 of $6.6 million and $1.37, respectively.

Adjusted EBITDA, a non-GAAP measure, for the three months ended December 31, 2022 was $2.7 million compared to adjusted EBITDA of $3.4 million for the same period in 2021.

Summary of 2022 Year-to-Date Operating Results

Net revenues for the twelve months ended December 31, 2022 increased 11% to $66.8 million, compared to $60.4 million in 2021. The year-over-year increase reflects higher revenue across all of the Company’s operations driven by increased visitation and spend per visit as well as a return to normalized operations as compared to the various restrictions and constraints in place during the first half of 2021.

Operating expenses for the twelve months ended December 31, 2022 were $55.9 million, an increase of $13.1 million, or 30%, compared to $42.9 million for the same period in 2021. The year-over-year increase in operating expenses reflects the $6.3 million Employee Retention Credit as a reduction to 2021 operating expenses as well as an increase in nearly all the Company’s operating areas, primarily as a result of a return to normalized operations compared to the various restrictions and constraints in place during the first half of 2021, as well as increased costs reflecting the current inflationary environment.

The Company recorded a loss from equity investment of $1.6 million for the twelve months ended December 31, 2022 compared to a loss from equity investment of $2.7 million for the twelve months ended December 31, 2021. The loss from equity investments in both periods was primarily related to the Company’s share of depreciation, amortization, and interest expense from the Doran Canterbury joint ventures.

The Company recorded income tax expense of $2.7 million for the twelve months ended December 31, 2022 compared to income tax expense of $4.0 million for the twelve months ended December 31, 2021.

The Company recorded net income of $7.5 million, or diluted earnings per share of $1.54, for the twelve months ended December 31, 2022 compared to net income and diluted earnings per share for the twelve months ended December 31, 2021 of $11.8 million and $2.44, respectively.

Adjusted EBITDA was $15.1 million for the twelve months ended December 31, 2022. Adjusted EBITDA was $13.5 million for the same period in 2021.

Additional Financial Information

Further financial information for the fourth quarter and full year ended December 31, 2022 is presented in the accompanying tables at the end of this press release. Additional information will be provided in the Company’s Annual Report on Form 10-K that will be filed with the Securities and Exchange Commission on or about March 21, 2023.

Use of Non-GAAP Financial Measures

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, each of which is a non-GAAP measure, which excludes certain items from net income a GAAP measure. We define EBITDA as earnings before interest, taxes, depreciation and amortization. We define Adjusted EBITDA as earnings before interest income, income tax expense, depreciation and amortization, as well as excluding gain on sale of land, depreciation and amortization related to equity investments, interest expense related to equity investments, and grant money received from the Minnesota COVID-19 relief package. Neither EBITDA nor adjusted EBITDA is a measure of performance calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance. We have presented EBITDA as a supplemental disclosure because it is a widely used measure of performance and basis for valuation of companies in our industry. Other companies that provide EBITDA information may calculate EBITDA differently than we do. We have presented Adjusted EBITDA as a supplemental disclosure because it enables investors to understand our results excluding the effect of these items.

About Canterbury Park

Canterbury Park Holding Corporation (Nasdaq: CPHC) owns and operates Canterbury Park Racetrack and Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State. The Company generally offers live racing from May to September. The Casino hosts card games 24 hours a day, seven days a week, dealing both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility. The Company is also pursuing a strategy to enhance shareholder value by the ongoing development of approximately 140 acres of underutilized land surrounding the Racetrack that was originally designated for a project known as Canterbury Commons™. The Company is pursuing several mixed-use development opportunities for the remaining underutilized land, directly and through joint ventures. For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements. We report these risks and uncertainties in our Annual Report on Form 10-K filed with the SEC and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. They include, but are not limited to: our Cooperative Marketing Agreement with the Shakopee Mdewakanton Sioux Community contains both affirmative and negative covenants that restrict our business and limit our ability to pursue certain changes to gaming laws, even if such activities or changes would be in the best interests of our company; our dependence on the Cooperative Marketing Agreement with the Shakopee Mdewakanton Sioux Community for purse enhancement payments and marketing payments, which may not continue after 2022; the effect that the COVID-19 coronavirus pandemic and resulting precautionary measures may have on us as an entertainment venue or on the economy generally, including the fact that we temporarily suspended all casino, simulcast, and special events operations during portions of 2020 and 2021 and may be required to do so again in 2022, that we were required to limit visitors and engage in new cleaning protocols, social distancing measures and other changes to our racetrack and casino operations to comply with state law and health protocols and reductions in the number of visitors due to their COVID-19 concerns; material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; any decline in interest in the unbanked card games offered in the Casino; competition from other venues offering unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; increases in the percentage of revenues allocated for purse fund payments; higher than expected expense related to new marketing initiatives; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our ability to successfully develop our real estate, including the effect of competition on our real estate development operations and our reliance on our current and future development partners; temporary disruptions or changes in access to our facilities caused by ongoing infrastructure improvements; and other factors that are beyond our ability to control or predict.

The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Canterbury assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future, except as required by law.

# # #

Investor Contacts:

Randy Dehmer	Richard Land, Jim Leahy
Senior Vice President and Chief Financial Officer	JCIR
Canterbury Park Holding Corporation	212-835-8500 or cphc@jcir.com
952-233-4828 or investorrelations@canterburypark.com

- Financial tables follow –

CANTERBURY PARK HOLDING CORPORATION'S
SUMMARY OF OPERATING RESULTS

	Three months ended		Twelve months ended
	December 31,		December 31,
	2022	2021	2022	2021
Operating Revenues:
Casino	$9,824,566	$10,883,747	$40,218,953	$38,090,835
Pari-mutuel	1,358,622	1,244,681	10,957,692	10,243,835
Food and Beverage	1,076,390	1,066,244	8,227,105	6,185,832
Other	859,654	760,332	7,420,131	5,879,196
Total Net Revenues	$13,119,232	$13,955,004	$66,823,881	$60,399,698
Operating Expenses	11,764,049	4,924,088	55,943,422	42,881,792
Gain on Sale of Land	-	-	12,151	263,581
Income from Operations	1,355,184	9,030,916	10,892,610	17,781,487
Other Loss, net	(4,617)	(544,370)	(657,864)	(1,983,934)
Income Tax Expense	(287,722)	(1,866,368)	(2,721,800)	(3,999,400)
Net Income	1,062,845	6,620,178	7,512,946	11,798,153
Basic Net Income Per Common Share	$0.22	$1.38	$1.55	$2.47
Diluted Net Income Per Common Share	$0.22	$1.37	$1.54	$2.44

RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA

	Three months ended		Twelve months ended
	December 31,		December 31,
	2022	2021	2022	2021
NET INCOME	$1,062,845	$6,620,178	$7,512,946	$11,798,153
Interest income, net	(289,147)	(194,608)	(909,958)	(719,365)
Income tax expense	287,723	1,866,368	2,721,800	3,999,400
Depreciation	746,378	730,730	2,981,168	2,844,647
EBITDA	1,807,799	9,022,668	12,305,956	17,922,835
Loss on disposal of assets	157,435	—	157,435	—
Gain on sale of land	—	—	(12,151)	(263,581)
Employee Retention Credit	—	(6,314,468)	—	(6,314,468)
Depreciation and amortization related to equity investments	442,002	452,025	1,782,870	1,735,883
Interest expense related to equity investments	279,856	199,936	907,099	905,729
Other revenue, COVID-19 relief grants	—	—	—	(515,000)
ADJUSTED EBITDA	$2,687,090	$3,360,161	$15,141,209	$13,471,398